UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Emdeon Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
29084T104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS Hellman & Friedman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		34,226,087

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,226,087

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,226,087

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	30.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of Emdeon Inc. (the “Issuer”) outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 22,586,390 shares of Class A Common Stock issuable upon the exchange of 22,586,390 shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer, and a corresponding number of limited liability units of EBS Master LLC, held by the Class B Entities (as defined in Item 4 of this Statement on Schedule 13G).

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS Hellman & Friedman Investors VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		34,226,087

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,226,087

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,226,087

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	30.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 22,586,390 shares of Class A Common Stock issuable upon the exchange of 22,586,390 shares of Class B Common Stock, and a corresponding number of limited liability units of EBS Master LLC, held by the Class B Entities (as defined in Item 4 of this Statement on Schedule 13G).

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS HFCP VI Domestic AIV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		22,349,977

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,349,977

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,349,977

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 22,349,977 shares of Class A Common Stock issuable upon the exchange of 22,349,977 shares of Class B Common Stock, and a corresponding number of limited liability units of EBS Master LLC, held by HFCP VI Domestic AIV, L.P.

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS H&F Harrington AIV II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,639,697

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,639,697

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,639,697

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009.

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Executives VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		99,940

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		99,940

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 99,940 shares of Class A Common Stock issuable upon the exchange of 99,940 shares of Class B Common Stock, and a corresponding number of limited liability units of EBS Master LLC, held by Hellman & Friedman Capital Executives VI, L.P.

CUSIP No.	29084T104

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Associates VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,295

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,295

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,295

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 11,295 shares of Class A Common Stock issuable upon the exchange of 11,295 shares of Class B Common Stock, and a corresponding number of limited liability units of EBS Master LLC, held by Hellman & Friedman Capital Associates VI, L.P.

STATEMENT ON SCHEDULE 13G
Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of Emdeon Inc. (the “Issuer”).

Item 1.
(a)	Name of Issuer:

Emdeon Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3055 Lebanon Pike, Suite 1000 Nashville, TN 37214

Item 2.
(a)	Name of Person Filing:

Hellman & Friedman LLC
HFCP VI Domestic AIV, L.P.
H&F Harrington AIV II, L.P.
Hellman & Friedman Investors VI, L.P.
Hellman & Friedman Capital Executives VI, L.P.
Hellman & Friedman Capital Associates VI, L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A common stock, $0.00001 par value per share.

(e)	CUSIP Number:

29084T104

Item 3.
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

Pursuant to Rule 13d-3 under the Act: (i) HFCP VI Domestic AIV, L.P. (“Domestic AIV”) may be deemed to beneficially own the 22,349,977 shares of Class A Common Stock that are issuable upon the exchange of the 22,349,977 shares of Class B Common Stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer, and corresponding limited liability units of EBS Master LLC (“EBS Units”), that it holds, representing approximately 19.9% of the Class A Common Stock outstanding; (ii) H&F Harrington AIV II, L.P. (“Harrington AIV”) may be deemed to beneficially own the 11,639,697 shares of Class A Common Stock that it holds, representing approximately 12.9% of the Class A Common Stock outstanding; (iii) Hellman & Friedman Capital Executives VI, L.P. (“Executives VI”) may be deemed to beneficially own the 99,940 shares of Class A Common Stock that are issuable upon the exchange of the 99,940 shares of Class B Common Stock, and corresponding EBS Units, that it holds, representing approximately 0.1% of the Class A Common Stock outstanding; (iv) Hellman & Friedman Capital Associates VI, L.P. (“Associates VI”) may be deemed to beneficially own the 11,295 shares of Class A Common Stock that are issuable upon the exchange of the 11,295 shares of Class B Common Stock, and corresponding EBS Units, that it holds, representing approximately 0.0% of the Class A Common Stock outstanding; (v) in its capacity as the sole general partner of Domestic AIV, Harrington AIV, Executives VI and Associates VI, Hellman & Friedman Investors VI, L.P. (“Investors VI”, together with Domestic AIV, Executives VI and Associates VI, the “Class B Entities”) may be deemed to beneficially own an aggregate of 34,226,087 shares of Class A Common Stock, representing approximately 30.3% of the Class A Common Stock outstanding, which includes 125,178 shares of Class A Common Stock that are issuable upon the exchange of the 125,178 shares of Class B Common Stock, and corresponding EBS Units, that Investors VI holds, representing approximately 0.1% of the Class A Common Stock outstanding; and (vi) in its capacity as the sole general partner of Investors VI, Hellman & Friedman LLC (“H&F LLC”) may be deemed to beneficially own an aggregate of 34,226,087 shares of Class A Common Stock, representing approximately 30.3% of the Class A Common Stock outstanding.

In accordance with the terms of the Limited Liability Company Agreement of EBS Master LLC, the Class B Entities have the right to exchange their EBS Units, along with a corresponding number of shares of Class B Common Stock for shares of Class A Common Stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In connection with any such proposed exchange, the Issuer may elect to purchase the applicable EBS Units and corresponding shares of Class B Common Stock by paying either (x) cash in an amount equal to the market value of the Class A Common Stock the applicable Class B Entity would have received in the proposed exchange or (y) the number of shares of Class A Common Stock the applicable Class B Entity would have received in the proposed exchange.

The five member investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities that are held by the Class B Entities and Harrington AIV (collectively, the “H&F Entities”). The members of the investment committee of H&F LLC are F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer. Each member of the investment committee of H&F LLC disclaims beneficial ownership of the reported securities held by the H&F Entities, except to the extent of their respective pecuniary interest therein, if any.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote
See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The H&F Entities are parties to a Stockholders Agreement, dated as of August 5, 2009, among themselves, the Issuer, General Atlantic Partners 83, L.P., General Atlantic Partners 84, L.P., GapStar, LLC, GAP-W, LLC, Gap Coinvestments III, LLC, Gap Coinvestments IV, LLC, Gap Coinvestments CDA, LLC, and GAPCO GMBH & Co. KG (collectively, the “GA Entities”) and certain other stockholders named therein (the “Stockholders Agreement”).
The Stockholders Agreement provides that the GA Entities are currently entitled to designate up to three members of the Issuer’s board of directors and the H&F Entities are currently entitled to designate up to two members of the Company’s board of directors and requires that the GA Entities and the H&F Entities vote their respective shares of Class A and Class B Common Stock in favor of such designees. In addition, the GA Entities and the H&F Entities are currently entitled to jointly designate one independent member to the Issuer’s board of directors. The Stockholders Agreement also contains provisions restricting the transfer by the parties thereto of the Issuer’s securities owned by such parties and provides each of the GA Entities and the H&F Entities with registration rights.
Given the terms of the Stockholders Agreement and based on information received from the GA Entities, the Reporting Persons together with the GA Entities and their affiliates may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 83,347,400 shares of Class A Common Stock, or approximately 73.9%1, of the Issuer’s outstanding shares of Class A Common Stock for purposes of Section 13(d)(3) of the Act, assuming the exchange of all shares of the Class B Common Stock held by the Class B Entities into shares of Class A Common Stock. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

[1]	The calculation of the foregoing percentage is based on 90,238,103 shares of Class A Common Stock outstanding as of November 11, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009, as well as 22,586,390 shares of Class A Common Stock issuable upon the exchange of 22,586,390 shares of Class B Common Stock, and a corresponding number of limited liability units of EBS Master LLC, held by the Class B Entities (as defined in Item 4 of this Statement on Schedule 13G).

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated February 12, 2010

HELLMAN & FRIEDMAN LLC
By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS VI, L.P.
By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HFCP VI DOMESTIC AIV, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

H&F HARRINGTON AIV II, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL EXECUTIVES VI, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES VI, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement among Hellman & Friedman LLC, HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P., as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.